Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-206640

February 2, 2017

SSGA Lures Gold Bugs With New ETF
Ignites
By Grace Jennings-Edquist
January 31, 2017
The World Gold Council and State Street Global Advisors have launched a new gold-backed
ETF, the SPDR Long Dollar Gold Trust (GLDW.)
The U.S.-Listed fund, which began trading on the NYSE Arca Monday, seeks to track the
Solactive GLD Long USD Gold Index, according to a product announcement.
“GLDW is the first ETF listed in the U.S. backed by physical gold that is designed to hedge the movement of gold against the U.S. dollar,” said Joseph Cavatoni, managing director of ETFs at the Vancouver-based World Gold Council, which sponsors the fund.
“The price of gold and the U.S. dollar have historically tended to move in opposite directions,”
said Nick Good, co-head of Global SPDR at Boston-based State Street Global Advisors. “By lessening the dollar’s potential impact on gold, GLDW seeks to provide investors the opportunity to realize the potential benefits of using gold as a strategic portfolio diversifier, while offering the ability to buffer against the potential adverse effects of a strong dollar.”
The product is the second collaboration between the World Gold Council and SSGA, following the 2004 launch of the SPDR Gold Shares product, better known by its ticker, GLD. That fund represents about $30.4 billion in client assets and gross expenses of 40 basis points. Expenses on
GLDW are 50 basis points, by comparison.
“It’s taking the success we have had with GLD and offering investors a product that is priced against a diversified basket,” says Good.
Like its predecessor, GLDW backed by physical gold, which is kept in an HSBC vault in
London.
As an “in-kind ETF,” the fund escapes certain provisions of the the liquidity rule adopted by the
Securities and Exchange Commission in October 2016 that could prove onerous to certain types of ETFs.
Similarly, because GLDW is backed by physical gold, not gold-linked notes or other derivatives,
Good and Cavatoni say the fund will not be impacted by the SEC’s proposed rule limiting funds’
use of derivatives and requiring the implementation of risk management measures.
GLDW’s launch follows a year that started off strong for gold-backed ETFs.

Gold prices rose in mid-2016, particularly during July and August, before dipping in October.
Prices again spiked in early November, near the time of the U.S. elections, but then again fell, data from Bloomberg shows. Gold again began to climb in December.
Cavatoni describes 2016 as “one of the strongest years in a long time” for gold-backed ETFs, and says market volatility in 2017 may attract investors to the product.
“The reason we’re bringing GLDW to complement GLD is, in terms of market stress and volatility, clients flock to gold and they also flock to their base currency,” says Cavatoni.
But the fund is not just a trading tool, he noted. “We expect there will be interest from buy-andhold investors, as well as people who will look at it as a trading instrument.”
But GLDW may face a marketing hurdle, says Ronald Rowland, founder at All Star Investor and portfolio manager at Flexible Plan Investments in Bloomfield Hills, Mich. The shop is subadvisor to the firm, which subadvises The Gold Bullion Strategy Fund, which in turn represents about $40.8 million in assets, according to Morningstar.com.
“The bigger question for a new gold-backed ETF would be, how does it plan to market itself and compete against the established gold-backed ETFs?” he says. “There are already two very viable and successful gold-backed ETFs on the market. How would a new ETF expect to compete against them?”
SSGA rival iShares has a gold trust of its own, IAU, which represents about $7.6 billion in assets. Fees on the fund, which launched in 2005, are 25 basis points, according to the fund fact sheet.
Christian Magoon, CEO of Amplify ETFs in Downers Grove, Ill., questions the timing of the launch.
“I think a currency-hedged gold product is a great idea. We have seen currency-hedged equity
ETFs [with a] Japan and emerging-market focus produce significantly better performance at times than non-currency-hedged ETFs,” Magoon says.
But he notes that the dollar has been strong for some time. “It seems to me that the dollar is more likely to correct downward than continue its current run of strength.”
Todd Westby, founder of T. Hayes Consulting in Villanova, Pa., is more optimistic.
“The dollar’s going to go up, it’s going to go down,” he says. “It’s naïve to think that the dollar is going to go in one direction.”
Westby also rejects the criticism that ETFs distort prices in underlying markets over time.
“They reflect the price in the market. They’re kind of the price discovery mechanism, and it’s been that way for a long time,” he says.
“I think if anything else, EFTs add a dose of reality to the market in that regard.”

SPDR® Long Dollar Gold Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. The Fund has also filed the prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.